2/15

05005875

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Amadeus Global Travel

*CURRENT ADDRESS

PROCESSED

FEB 18 2005

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 5173 FISCAL YEAR 12-31-04

• *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DAT : 2/18/05

SEC
Reference No 82-5173

Amadeus Global Travel Distribution, S.A.

Selected Consolidated Financial Information for the years ended December 31, 2004 and 2003
Prepared in accordance with
International Financial Reporting Standards

(UNAUDITED)

ARLS
12-31-04

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31
(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

ASSETS	2004 (Unaudited)	2003
Current assets		
Cash and cash equivalents	104,669	42,101
Accounts receivable, net	245,228	182,429
Accounts receivable - affiliates, net	58,921	63,021
Loans receivable and advances - affiliates	1,190	88
Taxes receivable	41,611	42,023
Prepayments and other current assets	77,456	82,810
Total current assets	529,075	412,472
Tangible assets		
Land and buildings	130,142	129,213
Data processing hardware and software	465,097	425,707
Other	138,616	128,503
	733,855	683,423
Less accumulated depreciation	446,321	410,944
Net tangible assets	287,534	272,479
Intangible assets		
Patents, trademarks and licenses	79,903	88,673
Purchased technology	72,282	41,688
Software development projects	371,859	324,957
Purchased contracts	274,748	272,093
Goodwill	453,383	310,961
Other	9,137	5,486
	1,261,312	1,043,858
Less accumulated amortization	604,103	487,806
Net intangible assets	657,209	556,052
Deferred income taxes	108,779	126,115
Loans receivable - affiliates	1,015	1,725
Investments in associates	27,588	63,273
Other long-term investments, net	63,839	104,757
Total other non-current assets	201,221	295,870
Total non-current assets	1,145,964	1,124,401
Total assets	1,675,039	1,536,873

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31
(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

LIABILITIES AND SHAREHOLDERS' EQUITY	2004 (Unaudited)	2003
Current liabilities		
Accounts payable, net	316,768	247,400
Accounts payable - affiliates, net	27,032	24,731
Dividends payable	34	-
Debt payable within one year	8,562	80,310
Current obligations under finance leases	9,996	9,643
Income taxes payable	32,651	35,181
Other current liabilities	127,863	100,739
Total current liabilities	522,906	498,004
Long-term liabilities		
Long-term debt	2,538	701
Obligations under finance leases	96,003	104,420
Deferred income taxes payable	74,528	102,228
Other long-term liabilities	37,303	72,778
Total long-term liabilities	210,372	280,127
Minority interests	10,037	1,029
Shareholders' equity		
Share capital	23,044	27,898
Additional paid-in capital	360,341	379,358
Treasury shares and other similar equity instruments	(109,499)	(126,899)
Retained earnings	686,395	502,879
Cumulative translation adjustments	(28,557)	(25,523)
Total shareholders' equity	931,724	757,713
Total liabilities and shareholders' equity	1,675,039	1,536,873

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31, (EXPRESSED IN THOUSANDS OF EUROS - KEURs)

	2004 (Unaudited)	2003
Revenue (Note 3)	2,056,680	1,929,009
Cost of sales	1,620,379	1,528,358
Gross profit	436,301	400,651
Selling, general and administrative expenses	92,887	80,021
Operating income	343,414	320,630
Other income (expense)		
Interest expense, net (Note 6)	(6,045)	(15,713)
Exchange gains (losses)	(4,109)	(1,931)
Other income (expense), net	397	2,980
Income before income taxes	333,657	305,966
Income tax	129,018	122,182
Income after taxes	204,639	183,784
Equity in income (losses) from associates	(8,279)	(23,645)
Minority Interests	11,672	(25)
Net income	208,032	160,114

Basic earnings per Class "A" share, in EURs (Note 7)	0.36	0.28
Basic earnings per Class "B" share, in EURs (Note 7)	-	-
Diluted earnings per Class "A" share, in EURs (Note 7)	0.36	0.28
Diluted earnings per Class "B" share, in EURs (Note 7)	-	-

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31,
(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

	2004	2003
	(Unaudited)	
Cash flows from operating activities		
Operating income	343,414	320,630
Adjustments for:		
Depreciation and amortization	205,991	211,905
Operating income before changes in working capital:	549,405	532,535
Accounts receivable	4,334	(4,067)
Taxes receivable	(5,810)	2,525
Other current assets	8,053	15,837
Accounts payable	(24,855)	(17,286)
Other current liabilities	(10,397)	1,815
Other long-term liabilities	(5,127)	2,099
Cash provided from operating activities	515,603	533,458
Taxes paid	(105,621)	(61,825)
Net cash provided from operating activities	409,982	471,633
Cash flows from Investing activities		
Additions to tangible assets	(77,011)	(52,803)
Additions to intangible assets	(73,830)	(89,033)
Investment in subsidiaries and associates, net of cash acquired	(55,884)	(83,957)
Interest received	4,631	1,813
Sundry investments and deposits	(4,257)	(8,529)
Acquisition of Treasury shares	(63,086)	(96)
Disposal of Treasury shares	39,215	224
Loans to third parties	(4,367)	(55,652)
Loans to affiliates	(585)	(4,941)
Cash proceeds collected/(paid) - derivative agreements	3,889	12,225
Disposals of sundry investments	3,663	2,689
Dividends received	7,828	9,076
Proceeds obtained from disposal of fixed assets	3,598	5,112
Net cash used in investing activities	(216,196)	(263,872)
Cash flows from financing activities		
Proceeds from borrowings	32,864	300,598
Repayments of borrowings	(106,076)	(427,819)
Interest paid	(12,533)	(17,928)
Redemption of Class "B" shares	(485)	-
Dividends paid	(35,000)	(29,998)
Payments of finance lease liabilities	(10,419)	(9,756)
Net cash used in financing activities	(131,649)	(184,903)
Effect of exchange rate changes on cash and cash equivalents	431	941
Net increase in cash and cash equivalents	62,568	23,799
Cash and cash equivalents at beginning of period	42,101	18,302
Cash and cash equivalents at end of period	104,669	42,101

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

	Share capital	Additional paid-in capital	Treasury shares and other similar equity instruments	Retained earnings	Cumulative translation adjustments	Total
Balance as of December 31, 2002	27,898	373,195	(128,050)	367,026	(17,729)	622,340
Equity instruments	-	(3,543)	-	-	-	(3,543)
Available for sale financial assets	-	-	-	4,092	-	4,092
Tax impact	-	-	-	(1,441)	-	(1,441)
Hedging instruments	-	-	-	22,076	11,875	33,951
Tax impact	-	-	-	(7,735)	(4,156)	(11,891)
Other gains (losses)	-	8,555	-	(10,104)	(15,513)	(17,062)
Gains (losses) not recognized in the statement of income	-	5,012	-	6,888	(7,794)	4,106
(Acquisitions) / disposals of Treasury shares, net	-	1,151	1,151	(1,151)	-	1,151
Dividends	-	-	-	(29,998)	-	(29,998)
Net income for the period	-	-	-	160,114	-	160,114
Balance as of December 31, 2003	27,898	379,358	(126,899)	502,879	(25,523)	757,713
Available for sale financial assets	-	-	-	(2,373)	-	(2,373)
Tax impact	-	-	-	828	-	828
Hedging instruments	-	-	-	(4,131)	2,155	(1,976)
Tax impact	-	-	-	1,444	(755)	689
Other gains (losses)	-	(8,038)	-	(632)	(4,434)	(13,104)
Gains (losses) not recognized in the statement of income	-	(8,038)	-	(4,864)	(3,034)	(15,936)
(Acquisitions) / disposals of Treasury shares, net	-	(10,979)	17,400	10,979	-	17,400
Dividends	-	-	-	(35,000)	-	(35,000)
Redemption of class "B" shares	(4,854)	-	-	4,369	-	(485)
Net income for the period	-	-	-	208,032	-	208,032
Balance as of December 31, 2004 (Unaudited)	23,044	360,341	(109,499)	686,395	(28,557)	931,724

1. ACTIVITY

The consolidated financial statements include Amadeus Global Travel Distribution, S.A., domiciled in Spain ("the Company") and its consolidated subsidiaries ("the Group"). The Group is a leader in information technology, serving the marketing, sales and distribution needs of the global travel and tourism industry. Its worldwide data network and database of travel information are used by travel agencies and airline sales offices. Today, travel agencies and airline offices can make bookings with airlines, hotel chains, car rental companies, and newer groups of providers such as ferry, rail, cruise, insurance and tour operators. The Group provides the above-mentioned services through a computerized reservation system ("CRS") and through its e-commerce channel of distribution. Additionally, the Group provides information technology (IT) services and solutions to the airline industry which includes inventory management and passenger departure control.

2. BASIS OF PRESENTATION

a) General information

These consolidated financial statements do not include all of the information and footnotes required by International Financial Reporting Standards (IFRS) for complete financial statements. In the opinion of management, these financial statements contain all adjustments, consisting of normal recurring accruals, necessary to present fairly the financial position, results of operations and cash flows for the periods indicated.

Use of estimates and assumptions, as determined by management, is required in the preparation of consolidated financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates and assumptions. Certain amounts for prior periods have been reclassified to conform to the current presentation.

The Group's results typically show some fluctuations between quarters. Lower revenues are generally recorded in the peak European and North American holiday periods of July/August and December and, consequently, revenues tend to be slightly higher in the first two quarters of the year than in the last two.

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

b) Spanish GAAP financial statements

In compliance with legal regulatory requirements, the Company's management also prepares as of December 31, 2004 selected consolidated financial information under Spanish GAAP. As a consequence of the difference in accounting principles, the consolidated net equity reflected under Spanish GAAP exceeds the net equity reflected under IFRS as of December 31, 2004 by approximately EURs 132.2 million and the net income reflected under Spanish GAAP is higher than the net income under IFRS for the year ended December 31, 2004 by approximately EURs 8.3 million. As of and for the year ended December 31, 2003 these differences were approximately EURs 145.4 million and EURs (10.0) million, respectively. The main differences as of and for the year ended December 31, 2004 and 2003 are due to the difference in accounting methods used in the acquisition in 1997 of Amadeus Data Processing and Co. KG ("Amadeus Operations KG"), the accounting for Treasury shares and other similar equity instruments, as well as the accounting for the equity related instruments (mainly the British Airways and Quantas warrants issued by the Group which have expired during this year).

3. SEGMENT INFORMATION

The Group operates in the travel industry, and accordingly events that significantly affect the industry could also affect the Group's operations and financial position. The following geographical distribution of revenue is based primarily on the country where the bookings were made and, with respect to bookings made through the Group's CRS directly with airlines, based upon the home country of the airline:

	Year ended December 31,	
	2004	2003
Europe	1,371,988	1,293,464
United States	169,717	182,544
Rest of the world	514,975	453,001
Total revenue	2,056,680	1,929,009

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

The following geographical distribution of assets is based on the country where the assets are located or relate to. The split of assets as of December 31, 2004 is as follows:

	Europe	US	Rest of the world	Assets used for general enterprise purposes	Total
Tangible assets, net	266,220	6,929	14,385	-	287,534
Intangible assets, net	367,637	60,279	14,034	215,259	657,209
Investments in associates	16,382	2,664	8,542	-	27,588
Total	650,239	69,872	36,961	215,259	972,331

The split of assets as of December 31, 2003 is as follows:

	Europe	US	Rest of the world	Assets used for general enterprise purposes	Total
Tangible assets, net	249,330	12,177	10,972	-	272,479
Intangible assets, net	255,727	85,722	14,558	200,045	556,052
Investments in associates	45,040	6,579	11,654	-	63,273
Total	550,097	104,478	37,184	200,045	891,804

Because of the interrelationships between the Group's geographical activities, it is not meaningful to geographically segment global results for the purposes of IAS 14.

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

4. TAXATION

The reconciliation between the statutory income tax rate in Spain and the effective income tax rate applicable to the Group as of December 31, is as follows:

	2004	2003
	%	%
Statutory tax rate in Spain	35.0	35.0
Effect of different tax rates in other countries	1.3	0.8
Permanent differences due to goodwill amortization	2.5	3.9
Other permanent differences	(2.2)	0.3
Losses with no tax benefit recognition	2.4	1.3
Other	(0.3)	(1.4)
Effective income tax rate	38.7	39.9

5. RELATED PARTY BALANCES AND TRANSACTIONS

Below is a summary of significant balances and transactions with affiliates. All transactions with affiliates are carried out on an arm's length basis.

a) Accounts receivables - affiliates

The receivables are primarily for revenues earned from worldwide bookings made through the Amadeus CRS for flights on shareholders airlines. Total revenues earned by the Group from affiliates for the years ended December 31, 2004 and 2003, were KEURs 498,452 and KEURs 505,291, respectively.

b) Loans receivable and advances - affiliates

Total interest earned by the Group from affiliates is KEURs 146 and KEURs 44 for the years ended December 31, 2004 and 2003, respectively. Interest rates for these loans denominated in United States Dollars (USD) and Euros (EUR) ranged from 3.29% to 6.15% for the year ended December 31, 2004. Interest rates for the loans denominated in Swedish Kroner (SEK), United States Dollars (USD) and Euros (EUR) ranged from 3.16% to 4.15% for the year ended December 31, 2003.

c) Accounts payable - affiliates

The payables arise primarily from distribution fees due for bookings made through the shareholder airlines. Total operating expenses incurred by the Group with its affiliates are KEURs 266,701 and KEURs 281,589 for the years ended December 31, 2004 and 2003, respectively.

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

6. ADDITIONAL INFORMATION

a) The Group's personnel expenses and number of employees were as follows:

	For the year ended December 31,	
	2004	2003
Gross personnel costs	402,111	387,863
Less amount capitalized	25,144	26,429
Net charge to income	376,967	361,434
Average number of employees	5,760	5,257

The amounts capitalized above represent the personnel cost component of internally generated assets (primarily software development projects).

Total costs capitalized for the years ended December 31, 2004 and 2003 were of KEURs 57,482 and KEURs 55,393, respectively.

For 2003 period the average headcount has been recalculated using the period from acquisition to year-end instead of averaging across the full year.

b) The Group's net interest expense was as follows:

	For the year ended December 31,	
	2004	2003
Interest expense	12,266	17,750
Less interest income	6,222	2,037
Net interest expense	6,044	15,713

c) Research and development

Research and development costs are expensed as incurred, except for significant software projects that have reached development stage and are capitalized. The amount of research and development costs which has been expensed was KEURs 97,646 and KEURs 90,320 for the years ended December 31, 2004 and 2003, respectively.

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

d) Allowances - accounts receivable

The Group has a total provision on its balance sheet for potentially uncollectible accounts receivable as of December 31, 2004 in the amount of KEURs 64,414, and as of December 31, 2003 in the amount of KEURs 48,637.

e) Stock Incentive Plans

Total expenses recognized relating to stock grants, stock options and employee stock purchase plans, including social costs, for the years ending December 31, 2004 and 2003 were of KEURs 499 and KEURs 97, respectively. During the year ended December 31, 2004 the Group delivered 17,067 shares to participants in the employee stock purchase plan. As of December 31, 2004 the number of shares required in order to meet the obligations under the stock grant and option plans was of 2,722 and 14,412,248, respectively.

f) Warrants

The warrants issued by the Group relating to its class "A" shares as of December 31, 2004 and 2003 can be summarized as follows:

Cash settlement option	Number of warrants	
	2004	2003
Yes	-	5,900,000
No	1,818,000	4,768,000
	1,818,000	10,668,000

8,850,000 warrants issued in the second half-year of 2000 as a result of certain commercial agreements in the IT services arena, have expired in the second half-year of 2004 without exercise.

g) Treasury shares and other similar equity instruments

The components of the Treasury shares and other similar equity instruments caption as of December 31, were as follows:

	KEURs		Number of shares	
	2004	2003	2004	2003
Treasury shares	109,499	98,519	19,105,670	15,502,843
Equity swaps	-	28,380	-	4,500,000
	109,499	126,899	19,105,670	20,002,843

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

h) Other statement of income information

A pre-tax year-to-date gain of KEURs 59 and KEURs 2,894 is included in the "Other income" caption as a result of the variation in the fair value of the warrants and equity swaps mentioned above which contain cash settlement options as of December 31, 2004 and 2003, respectively.

The sale of the ownership in the German Travel Service company has produced a profit in the third quarter of KEURs 857 included in the "Other income" caption.

During the second half-year of 2004 Amadeus has recognised an exceptional amortization of software development and licenses amounting to KEURs 7,648 mainly related to a development software in the leisure area, and KEURs 3,000 of additional goodwill amortization.

7. EARNINGS PER SHARE

The reconciliation of the weighted average number of shares and diluted weighted average number of shares outstanding as of December 31, 2004 and 2003 is as follows:

	Class "A" shares as of		Weighted average number of class "A" shares as of	
	2004	2003	2004	2003
Total shares issued	590,000,000	590,000,000	590,000,000	590,000,000
Treasury shares and other similar equity instruments (see note 6g)	(19,105,670)	(20,002,843)	(19,791,050)	(20,156,222)
Total shares outstanding	570,894,330	569,997,157	570,208,950	569,843,778
Dilutive effect of warrants, stock options and stock grants	2,902,973	722,393	2,470,576	853,736
Total number of diluted shares	573,797,303	570,719,550	572,679,526	570,697,514

	Class "B" shares as of		Weighted average number of class "B" shares as of	
	2004	2003	2004	2003
Total shares issued	219,983,100	219,983,100	219,983,100	219,983,100
Total shares outstanding	171,443,700	219,983,100	210,275,220	219,983,100
Total number of diluted shares	171,443,700	219,983,100	210,275,220	219,983,100

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

For the purposes of allocating earnings between the class "A" and class "B" shares, the assumption is made that the maximum economic rights attributable to the class "B" shares would be via the dividend calculation. Additionally, the assumption is made that 100% of the profits are paid out as dividends and the respective portion is allocated to the class "B" shares first and the remainder to the class "A" shares.

In the Annual General Shareholders' meeting that has taken place in June 2004, it has been approved the redemption of 48,539,400 Class "B" shares, following the sale of 78,000,000 Amadeus Class "A" shares by Lufthansa on February 12, 2004.

The calculation of basic earnings per share (rounded to two significant digits) for the years ended December 31, is as follows:

	2004	2003
Net income, in KEURs	208,032	160,114
Weighted average number of class "A" shares outstanding	570,208,950	569,843,778
Weighted average number of class "B" shares outstanding	210,275,220	219,983,100
Basic earnings per class "A" share, in EURs	0.36	0.28
Basic earnings per class "B" share, in EURs	-	-

The calculation of diluted earnings per share (rounded to two significant digits) for the years ended December 31, is as follows:

	2004	2003
Net income, in KEURs	208,032	160,114
Weighted average number of diluted class "A" shares outstanding	572,679,526	570,697,514
Weighted average number of diluted class "B" shares outstanding	210,275,220	219,983,100
Diluted earnings per class "A" share, in EURs	0.36	0.28
Diluted earnings per class "B" share, in EURs	-	-

8. ADDITIONAL STATEMENT OF CASH FLOWS RELATED DISCLOSURE

The components of cash and cash equivalents as of December 31 are as follows:

	2004	2003
Cash on hand and balances with banks	39,342	22,507
Short-term investments	65,327	19,594
	104,669	42,101

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

9. INVESTMENTS IN SUBSIDIARIES AND ASSOCIATES

a) During the year ended December 31, 2004 the Group made the following investments in subsidiaries and associates:

i) Acquisitions:

- 42% interest in Amadeus Brasil Ltda. (total interest 76%).
- 50% interest in Travellink AB (total interest 85%).
- 20% interest in Comtec (Europe) Limited.
- 51% interest in Amadeus Bulgaria EOOD (total interest 100%).
- 55.36% interest in Opodo Limited (UK).
- 66.12% interest in Optims S.A. (total interest 96.12%).
- 66% interest in Amadeus France SNC (total interest 100%)

ii) Newly created companies:

- 100% interest in the NMC Amadeus Global Travel Distribution (Malta) Limited.
- 100% interest in the NMC Amadeus Saudi Arabia Limited.
- 50% Interest in Jordanian National Touristic Marketing Private Shareholding Company.

iii) Capital increases:

- Amadeus Hong Kong Ltd.
- Amadeus Marketing Ghana Ltd.
- Amadeus Marketing Austria, GmbH.
- Eviaggi.com SPA.
- Amadeus Marketing Phils Inc.
- Amadeus Central and West Africa S.A.
- Sistema de Reservaciones CRS de Venezuela C.A.

The main balance sheet impacts of these transactions are summarized below:

Net cash paid/(acquired) for current transactions	88,654
Conversion of debt to equity	2,772
Deferred consideration	42,652
Cash acquired as a result of current acquisition	42,409
Tax benefit on investments	(28,728)
Equity in net assets acquired	(29,146)
Excess purchase price	118,613
Allocation of fair value to net assets acquired	(8,487)
Goodwill	110,126

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

Following the 55.36% acquisition of Opodo Limited (UK), the following fair values were identified with respect to the net assets acquired:

Purchased technology	21,900
Deferred income taxes payable	(6,570)
Allocation of fair value to the net assets acquired	15,330
55.36% acquisition of Opodo Limited	8,487

Purchased technology is the capability obtained by the practical application of knowledge, processes, methods, tools and systems to serve the market need more efficiently. In the case of Opodo, it relates to its capability to operate the on-line travel web site providing a wide range of travel agency services.

On July 1st, 2004 Amadeus has completed the acquisition of a 55.36% controlling stake in Opodo Ltd., the leading pan-European online travel portal, for EURs 62 million in cash. Opodo is managed under the Amadeus umbrella and operates as a separate entity with its own board. Opodo's nine pre-existing airline owners remain as shareholders in the portal.

Amadeus was already the technology provider of Opodo and had presence on its board since April 2003, by means of a Convertible Loan amounting to approximately to EURs 52 million. Upon completion, the conversion rights attached to the loan have terminated and it remains as a financial loan.

Amadeus has completed during the month of December 2004 the acquisition of Optims S.A. and Amadeus France SNC. The identification of the fair values with respect to net assets acquired is pending to be performed as of the closing date, 31st December 2004.

The reconciliation between the net cash paid for current acquisitions and the net cash invested in subsidiaries and associates is as follows:

Net cash paid/(acquired) for current acquisitions	88,654
Cash acquired related to the pre-existing ownership in Amadeus Brasil, Travellink, Bulgaria, Optims and Amadeus France	(5,579)
Cash acquired related to Minority Interests	(27,191)
Net cash invested in subsidiaries and associates	55,884

b) During the year ended December 31, 2003 the Group made the following investments in subsidiaries and associates:

i) Acquisitions:

- 66% interest in Amadeus Germany GmbH (former Start Amadeus GmbH; total interest 100%)
- 24.5% interest in Amadeus Polska Sp.zo.o (total interest 100%)
- 100% interest Airline Automation, Inc.
- 17.54% interest in Vivacances S.A. (total interest 67.54%)
- 35% interest in Amadeus Kuwait Company W.L.L.
- 30% interest in Optims S.A.

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

- 10% interest in Travellink AB (total interest 35%)
- 100% interest in German Travel Services GmbH. The control over this company is intended to be temporary and therefore it has been excluded from consolidation.

ii) Newly created companies:

- 100% interest in the NMCs Amadeus Global Travel Distribution Southern Africa Limited, Amadeus Marketing Romania S.R.L., Amadeus East Africa and Amadeus Hong Kong Ltd.
- 50% interest in PT Amadeus Indonesia
- 49% interest in Amadeus Gulf LLC

iii) Capital increases:

- Amadeus Polska Sp.zo.o
- Amadeus Hellas S.A.
- Amadeus Global Travel Israel Limited
- Amadeus GTD Australia Pty Ltd.
- Eviaggi.com S.P.A.
- Travellink AB

The main balance sheet impacts of these transactions are summarized below:

Net cash paid for current transactions	102,433
Conversion of debt to equity	2,000
Deferred consideration	13,863
Cash acquired as a result of current acquisition	35,233
Tax benefit on investments	(16,837)
Equity in net assets acquired	(33,882)
Excess purchase price	102,810
Allocation of fair value to net assets acquired	(21,633)
Goodwill	81,177

Following the 66% acquisition of Amadeus Germany GmbH (former Start Amadeus), the following fair values were identified with respect to net assets acquired:

Purchased technology	30,056
Purchased contracts	5,234
Deferred income taxes payable	(13,657)
Allocation of fair value to net assets acquired	21,633

Purchased technology is the capability obtained by the practical application of knowledge, processes, methods, tools and systems to serve the market need more efficiently. In the case mentioned above, it relates to the combination of the traditional Amadeus Global Distribution System (GDS) technology integrated with Amadeus Germany's local platform, granting Amadeus a unique platform unchallenged to date in the German market. This asset is being amortized applying the straight-line method, based on the expected service life, which in this case is 10 years.

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

Purchased technology related to the original 34% acquisition, amounting to KEURs 11,632 has been transferred to the Purchased technology caption in the Balance Sheet.

The reconciliation between the net cash paid for current acquisitions and the net cash invested in subsidiaries and associates is as follows:

Net cash paid for current acquisitions	102,433
Cash acquired related to the pre-existing ownership in Amadeus Germany and Vivacances	(18,476)
Net cash invested in subsidiaries and associates	83,957

10. SUBSEQUENT EVENTS

On January 31 2005, Opodo Ltd., the pan-European online travel company in which Amadeus GTD S.A. holds a 55.36% interest, closed the acquisition of a 100% equity stake Karavel, S.A. and its wholly owned subsidiary Promovacances, S.A. The acquisition is subject to certain conditions such as approval from relevant antitrust regulatory authorities.

Karavel is a leading online travel company in France, whose core expertise is in the pre-packaged holiday market. Promovacances is a well-known and respected brand, established in the French market since 1997, offering great value to travellers to a wide range of destinations and product types.

Cost of the adquisition is USD 60 million in cash, plus the resulting amount of additional adjustments to the initial purchase price.

Amadeus Global Travel Distribution, S.A.

Report on agreed-upon procedures with respect to the reconciliation of the consolidated shareholders' equity and net income as of December 31, 2004 and 2003 as included in the consolidated financial statements prepared under International Financial Reporting Standards and those prepared in accordance with Generally Accepted Accounting Principles in Spain.

RECONCILIATION OF IFRS CONSOLIDATED FINANCIAL STATEMENTS TO SPANISH GAAP FINANCIAL STATEMENTS WITH REGARD TO NET INCOME AND SHAREHOLDERS' EQUITY.

Amadeus Global Travel Distribution, S.A. ("the Company") and its consolidated subsidiaries ("the Group") prepare consolidated annual accounts in accordance with generally accepted accounting principles in Spain (Spanish GAAP). The Group also prepares consolidated financial statements in accordance with International Financial Reporting Standards ("IFRS"). In general, the classifications of balances in the financial statements differ under Spanish GAAP and International Financial Reporting Standards and different levels of disclosure are also required in the respective notes. Furthermore, under Spanish GAAP it is not obligatory to include statements of cash flow, nor a calculation of earnings per share.

The main differences affecting net income and shareholders' equity for the years ended December 31, 2004 and 2003 are set out below. Figures are expressed in thousand (K) Euros.

Reconciliation of Net Income

	Note	For the years ended December 31, 2004 (Unaudited)	2003
Net Income-Spanish GAAP		**216,367**	**150,127**
Adjustments for IFRS purposes:			
Acquisition of Amadeus Operations KG	1	23,826	23,309
Treasury shares and other similar equity instruments	2	(5,602)	(13,179)
Public Offering expenses	3	2,512	3,194
Unrealised exchange gains	4	1,718	2,277
Accounting for financial instruments	5	(1,868)	(1,467)
Equity related instruments	6	(26,437)	(4,147)
Impact new acquisitions (after 31/03/04) and others	7	(2,484)	-
Net Income-IFRS		**208,032**	**160,114**

Reconciliation of Shareholders' Equity

	Note	For the years ended December 31, 2004 (Unaudited)	2003
Shareholders' equity Spanish GAAP		**1,063,930**	**903,141**
Adjustments for IFRS purposes:			
Acquisition of Amadeus Operations KG	1	(71,147)	(94,973)
Treasury shares and other similar equity instruments	2	(87,129)	(107,316)
Public Offering expenses	3	-	(2,512)
Unrealised exchange gains	4	8,890	7,172
Accounting for financial instruments	5	14,258	18,815
Equity related instruments	6	5,406	33,386
Impact new acquisitions (after 31/03/04) and others	7	(2,484)	-
Shareholders' equity-IFRS		**931,724**	**757,713**

Explanatory analysis of differences

1. Acquisition of Amadeus Operations KG

In accordance with IFRS, the acquisition of Amadeus Data Processing GmbH and Co. KG (Amadeus Operations KG - a German company), which took place at the end of 1997, was accounted for in a manner similar to a pooling of interests. Accordingly, the prior periods' financial statements, prepared in accordance with IFRS, included the combined results of operations, financial position and cash flows of Amadeus Operations KG as though it had always been a subsidiary of the Company. The price paid to the shareholders was accounted for as a reduction in shareholders' equity (retained earnings), while the deferred tax asset corresponding to the tax credit for the future amortization of goodwill was accounted for as an increase in shareholders' equity (retained earnings). In accordance with Spanish GAAP, this transaction was accounted for as an acquisition, recording the resulting goodwill, which is being amortized over a period of 10 years.

2. Treatment of acquired Treasury shares and other similar equity instruments

In accordance with IFRS, Treasury shares and other similar equity instruments must be shown in the balance sheet as a deduction from Shareholders' equity. Under Spanish GAAP, Treasury shares and other similar equity instruments, which are primarily designated to cover specific commitments, are presented as assets.

Under Spanish GAAP, treasury shares designated to cover specific commitments, are stated at the lower of cost, market value or exercise price. Treasury shares not designated to cover specific commitments are recorded at the lower of cost, market or net book value. The difference between cost and market price is accounted for in the income statement, while the difference between the market price and the net book value is recorded against reserves. Other similar equity instruments (see description in note 6e) are recorded and valued at the lower of cost or market.

3. Public Offering expenses

In accordance with IFRS, expenses relating to the Public Offering for subscription of shares are considered as a reduction in Shareholders' equity and deducted from additional paid-in capital. Under Spanish GAAP, such expenses are capitalised and amortised over a period of five years.

4. Unrealized exchange gains

In accordance with IFRS, unrealized exchange gains are recognized currently in the statement of income. Under Spanish GAAP, in general terms, unrealized exchange gains are deferred until they are realized.

5. Accounting for financial instruments

The Group uses derivative financial instruments to hedge certain currency and interest rate exposures. Under IFRS, all of these derivatives, whether designated as hedges or not, are recorded at fair value as follows:

a) Cash flow hedges (i.e. forecasted foreign currency revenue flows or future floating interest expense flows): Effective gains or losses resulting from re-measurement to fair value are included directly in retained earnings. Amounts shall remain in equity until the committed or forecasted transaction occurs, at which point they will be reclassified to earnings in the Revenue caption. Ineffective gains or losses are recorded directly in the statement of income in the exchange gains and losses caption.
b) Hedges of the net investment in a foreign entity: Effective gains or losses resulting from re-measurement to fair value are included in cumulative translation adjustments. Ineffective gains or losses are recorded directly in the statement of income in the exchange gains and losses caption.
c) No hedge accounting: Gains or losses from derivatives not designated or qualifying for hedging treatment are accounted for directly in the statement of income in the exchange gains and losses caption.

For Spanish GAAP, these derivative instruments are accounted for as follows:

a) Cash flow hedges (i.e. forecasted foreign currency revenue flows or future floating interest expense flows): No re-measurement to fair value is performed until the committed or forecasted transaction occurs (except for monetary assets or liabilities which are designated as hedges of future cash flows, in which case effective gains and losses resulting from re-measurement are deferred until the future forecasted transaction occurs). When the underlying transaction occurs, unrealised gains and losses obtained from re-measurement to fair value are accounted for in the statement of income to the extent that the revaluation of the underlying asset or liability is also included in the statement of income. Ineffective unrealized gains are deferred on the balance sheet and ineffective unrealized losses are recognized directly in the statement of income.
b) Hedges of the net investment in foreign entities: Effective gains or losses obtained from re-measurement to fair value are included in cumulative translation adjustments. Ineffective unrealized gains are deferred on the balance sheet and ineffective unrealized losses are included in the statement of income.

c) Hedges of monetary assets and liabilities: For consistency purposes with respect to the valuation of the underlying assets and liabilities, unrealized losses obtained from re-measurement to fair value are deferred, and unrealized gains are recorded on the statement of income.
d) No hedge accounting: Unrealized losses from derivatives not designated or qualifying for hedging treatment are accounted for directly in the statement of income, whereas unrealized gains are recorded as deferred income on the balance sheet.

6. Equity related instruments

In conjunction with certain transactions the Group is party to certain equity related instruments. Under IFRS these equity related instruments are accounted for as follows:

a) Warrants issued by the Group, where the holder has the right to request settlement in cash, are stated at market value, with unrealised gains or losses recorded in the statement of income.
b) Warrants issued by the Group, where the holder does not have the right to request settlement in cash, are stated at market value and are accounted for as additional paid-in capital, with no subsequent recognition of movements in fair value.
c) Warrants or options received on shares of other companies are recorded as derivative financial assets, and measured initially at cost, which is the fair value of the consideration given. Subsequent re-measurement of the fair value of these financial assets is performed at their fair values and unrealized gains or losses are included in the statement of income. When fair value cannot be reliably determined, these derivative financial assets are reflected in the balance sheet at cost.
d) Investments in companies over which the Group does not have significant influence or control are recorded as financial assets available-for-sale, and measured at their fair values, with unrealized gains or losses recorded in the statement of changes in shareholders' equity. When fair value cannot be reliably determined, these investments are reflected in the balance sheet at cost.
e) Equity swap agreements, entered into in order to manage the exposure to a rise in the Group's share price with respect to warrants issued, are considered as derivative financial instruments when they include interim cash settlement features that are in substance similar to a form of collateral, and therefore do not qualify as an equity instrument. In such cases, unrealized gains or losses arising from re-measurement to fair value are recorded in the statement of income. However, when no interim cash settlement feature exists, the equity swap agreements qualify as equity instruments and the underlying shares are treated similar to Treasury shares and are presented as a reduction in shareholders' equity.

For Spanish GAAP purposes, in general, these equity related instruments are stated at market value as of the balance sheet date. Unrealised losses are accounted for in the statement of income and unrealised gains are recorded as deferred income on the balance sheet. However, the following additional items should be mentioned with respect to the sections referred to above: b) - this section does not apply as the existence of a cash settlement option is irrelevant for Spanish GAAP, and, therefore, all warrants issued are stated at market value as described previously in this paragraph; d) - investments in companies over which the Group does not have significant influence are accounted for at the lower of cost or market; and e) - the differences in accounting for equity instruments treated similar to Treasury shares are described in section 2.

7. Impact of new acquisitions (after 31/03/04) and others

In accordance with IFRS 3, goodwill arising from new acquisitions made after March 31, 2004 will not be amortized but will be subject to periodic impairment tests and any resulting losses will be recognized in the statement of income. Under Spanish GAAP, the aforementioned goodwill is amortized lineally over 4-10 years.

Additionally, under IFRS certain investment tax credits have been charged to the statement of income, while under Spanish GAAP have been reversed against deferred income.

Management Discussion and Analysis of financial conditions and results of operations for the quarter and full year ended 31 December 2004

Fourth quarter highlights (for the three months ended 31 December 2004)

- Total bookings up 2.9% versus Q4 2003
- Revenues up 3.7%, to EUR 493.2m
- Net income up 7.9% to EUR 30.0m
- Opodo contributes with EBITDA loss of EUR 12.5m in the quarter

Total revenue for the quarter ended 31 December 2004, was EUR 493.2m, representing an increase of 3.7% or EUR 17.5m compared with the same period in 2003.

Total bookings for the quarter were 106.7m, representing an increase of 2.9% with respect to the same period of 2003.

Amadeus Germany leisure bookings amounted to 10.1m, a 1.3% reduction compared to 10.2m last year.

Excluding leisure volumes from Amadeus Germany, bookings increased 3.3%. This increase was mainly driven by an 8.9% improvement outside of Europe and North America. Europe reported an increase of 2.6% while North America a decrease of 6.0%.

By segment, air bookings grew 2.9%, compared to non-air which improved by 8.8%, driven by hotel and rail bookings, increasing by 6.8% and 12.9% respectively.


Booking Evolution
excluding german leisure
million bookings
100
90
80
70
7.7
85.8
+8.8%
+2.9%
8.4
88.2
2003
2004
Air
Non air

Booking revenue increased 2.0% or EUR 7.1m to EUR 358.6m over the same period of last year.

Non booking fee revenue increased EUR 10.4m or 8.4% to EUR 134.6m. Opodo contributes EUR 12.3m in e-commerce non-booking revenues.


Revenues
€m
600
400
200
0
124.1
351.5
+8.4%
+2.0%
134.6
358.6
2003
2004
Booking
Non Booking

Operating expenses for the quarter were EUR 453.2m, representing an increase of 11.1% over the same period in 2003.

Cost of sales increased by 8.9% or EUR 34.4m to EUR 422.6m. The main causes of the increase can be attributed to the consolidation of new acquisitions, higher distribution costs associated to higher volumes, and the impact of the negotiations with the airlines. On a proforma basis, excluding the new acquisitions, total fixed costs are in line with last year.

Selling, general and administrative expenses increased EUR 10.7m or 54.0% over the prior year to EUR 30.6m. Excluding the movement in the provision for doubtful debts, SG&A increased EUR 8.6m or 43.3%. There have also been additional costs relating to the LBO transaction and NMC acquisition costs totalling EUR 4m.

Operating income for the quarter was EUR 39.9m, down 40.9% compared with EUR 67.5m for the same period in 2003. Operating margin as a result also worsened by 6.1 p.p to 8.1%. It is important to note that the consolidation of Opodo has negatively impacted operating income by EUR 15.3m.

During the quarter, we were able to protect EBITDA from the US dollar depreciation due to our hedging activity. Despite this, EBITDA for the quarter was EUR 98.0m, down 20.5% or EUR 25.3m, greatly affected by the consolidation of new acquisitions. Excluding the impact of new companies and one-offs in both years, EBITDA was marginally above 2003 levels.


EBITDA
125
100
75
50
25
0
€m
123.3
(20.5 %)
98.0
2003
2004

Results from associates after goodwill amortisation for the quarter were losses of EUR 1.1m compared with losses of EUR 11.2m for the same period in 2003. Much of this improvement is due to one-offs that damaged 2003 figures by EUR 8m.

Net Income for the quarter was EUR 30.0m, representing an increase of 7.9% compared with EUR 27.8m last year. Excluding Opodo, net income would reach EUR 35.2m, translating to a 26.4% improvement over last year.

The differential growth performance between EBIT and Net Income is mostly due to the aforementioned improvement in associate results together with other non-operating results. First of all, the effective tax rate provision was adjusted in the last quarter in order to reach a full year effective tax rate of 38.7%. Furthermore, minority interests, recognizing the impact of the percentage of non-ownership in companies that are not fully owned, contributed EUR 6.7m, mostly attributable to Opodo.



Net Income
€m
30
20
10
0
27.8
+7.9%
30.0
2003
2004

Year to date highlights (for the full year ended 31 December 2004)

Total revenue for the full year ended 31 December 2004 was EUR 2,056.7m, representing an increase of 6.6% or EUR 127.7m compared with 2003.

Comparable bookings were 411.2m, representing an increase of 6.7% with respect to last year.

Amadeus Germany leisure bookings amounted to 42.9m, compared to 36.3m which last year represented ten months only.

By region, bookings grew 14.7% outside Europe and North America which rose by 4.5% and 1.9% respectively. By segment, air bookings increased by 6.8% versus 5.4% for non-air.


Booking Evolution
excluding german leisure
million bookings
400
380
360
340
320
300
29.1
356.4
30.7
380.6
+5.4%
+6.8%
2003
2004
Air
Non air

Booking revenue increased by 5.4% or EUR 78.1m to EUR 1,533.4m compared with last year. This was principally due to the 6.7% increase in booking volume, partially offset by adverse foreign exchange variances.

Non booking fee revenue increased EUR 49.6m or 10.5% to EUR 523.2m. Within this, e-commerce revenues improved by EUR 38.8m, of which Opodo contributed EUR 24.1m in the second half of the year.


Revenues
€m
2000
1800
1600
1400
1200
1000
800
600
473.6
1,455.4
523.2
1,533.4
+10.5%
+5.4%
2003
2004
Booking
Non Booking

Operating expenses for the year were EUR 1,713.3m, representing an increase of 6.5% compared with last year.

Cost of sales increased by 6.0% or EUR 88.8m to EUR 1,620.4m. This has been mainly due to increases in variable costs of

distribution resulting from higher bookings, together with the full-year impact of Amadeus Germany as well as some more recently fully consolidated companies, most notably Opodo.

Selling, general and administrative expenses increased EUR 12.9m or 16.1% over the prior year to EUR 92.9m. Excluding the movement in the provision for doubtful debts, SG&A increased EUR 10.9m, to EUR 81.1m.

Operating income year to date was EUR 343.4m, up 7.1% compared with EUR 320.6m for the same period in 2003. Operating margin also improved 0.1 p.p to 16.7%. In its six months of consolidation, Opodo has made a negative contribution of EUR 25.5m .

EBITDA for the full year was EUR 549.4m, up 3.2% or EUR 16.9m. Margin decreased 0.9 p.p. to 26.7%. The consolidation of the year´s acquisitions has damaged EBITDA by EUR 35.5m. On the contrary, the strong depreciation of the US dollar did not affect negatively our EBITDA.


EBITDA
€m
600
500
400
300
200
100
0
532.5
+3.2%
549.4
2003
2004

Results from associates after goodwill amortisation register losses of EUR 8.3m, showing a marked improvement of 65% versus last year. However, we must consider that results from associates were damaged by accelerated amortisation by EUR 5m in 2004 and EUR 8m in 2003.

Net income for the full year of 2004 climbed to EUR 208.0m, an increase of 29.9% compared with EUR 160.1m for the same period in 2003. Excluding the impact of Opodo, net income would reach EUR 217m, 35% higher than last year.

This growth was helped by the aforementioned improvement in associate results together with decreasing financial expenses, which were EUR 7.5m below 2003, and favourable minority interests, mostly attributable to Opodo, totalling EUR 11.7m.


Net Income
€m
225
200
175
150
125
100
75
50
25
0
160.1
+29.9%
208.0
2003
2004

Note:
This document contains certain forward-looking statements and information that are based on the current expectations of the Company's management as well as assumptions based on information available to the Company. Such statements reflect the current views of the Company, or its management, with respect to future events and are subject to certain risks, uncertainties and assumptions that could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements of the Company that may be expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these statements. The Company does not intend, and does not assume any obligation, to update or revise forward-looking statements set forth in this document, whether on the basis of new information, future events or otherwise.

Selected financial information and operating statistics
For the three month period ended 31 December, 2004
(Expressed in thousands of EUROs unless indicated)

	For the three month period ended 31 December		
	2004	2003	% change
	(Unaudited)	(Unaudited)	
Revenue	493,159	475,625	3.7%
Cost of sales	422,587	388,201	8.9%
Selling, general and admin. expenses	30,629	19,884	54.0%
Total operating expenses	453,216	408,085	11.1%
Operating income	**39,943**	**67,540**	**(40.9%)**
Other income (expense)			
Interest expense, net	(1,457)	(3,876)	(62.4%)
Exchange gains (losses)	(4,596)	(1,533)	199.8%
Other	(540)	415	n/a
Income before income taxes	**33,350**	**62,546**	**(46.7%)**
Income taxes	8,947	23,597	(62.1%)
Income after taxes	**24,403**	**38,949**	**(37.3%)**
Equity in earnings (losses) from associates	(1,146)	(11,168)	(89.7%)
Equity in earnings (losses) from discontinued Operations of associates	0	0	n/a
Minority interests	6,742	25	26868.0%
Net income	**29,999**	**27,806**	**7.9%**
Other information			
Operating margin	8.1%	14.2%	(6.1 pp)
EBITDA (1)	**97,982**	**123,305**	**(20.5%)**
EBITDA margin	**19.9%**	**25.9%**	**(6.0 pp)**
Goodwill amortisation in Operating Expenses	9,255	10,929	(15.3%)
Goodwill amortisation in Associates	2,372	5,542	(57.2%)
Total Goodwill Amortisation	**11,627**	**16,471**	**(29.4%)**
Booking information by Category (2)			
Air bookings	**88,219**	**85,766**	**2.9%**
Non air bookings	8,412	7,733	8.8%
Amadeus Germany Leisure bookings	10,083	10,217	(1.3%)
Total non air bookings	**18,495**	**17,950**	**3.0%**
Total Bookings	**106,714**	**103,716**	**2.9%**
Total Bookings excluding Amadeus Germany Leisure bookings	**96,631**	**93,499**	**3.3%**
Booking information by Region (2)			
North America (3)	**7,740**	**8,238**	**(6.0%)**
Europe	64,067	62,466	2.6%
Amadeus Germany Leisure bookings	10,083	10,217	(1.3%)
Total Europe	**74,150**	**72,683**	**2.0%**
Rest of the world (ROW)	**24,824**	**22,795**	**8.9%**
Total Bookings	**106,714**	**103,716**	**2.9%**

(1) EBITDA calculated as follows: operating income + operating depreciation and amortisation.

(2) These number of bookings are net of cancellations made as of the end of the applicable period and before any estimate of future cancellations of bookings outstanding (such as for bookings not yet used or cancelled). In thousands of bookings.

(3) North America includes: USA, Canada & Pacific Islands.

Selected financial information and operating statistics
For the twelve month period ended 31 December, 2004
(Expressed in thousands of EUROs unless indicated)

	For the twelve month period ended 31 December		
	2004 (Unaudited)	2003 (Unaudited)	% change
Revenue	2,056,680	1,929,009	6.6%
Cost of sales	1,620,379	1,528,358	6.0%
Selling, general and admin. expenses	92,887	80,021	16.1%
Total operating expenses	1,713,266	1,608,379	6.5%
Operating income	**343,414**	**320,630**	**7.1%**
Other income (expense)			
Interest expense, net	(6,045)	(15,713)	(61.5%)
Exchange gains (losses)	(4,109)	(1,931)	112.8%
Other	397	2,980	(86.7%)
Income before income taxes	**333,657**	**305,966**	**9.1%**
Income taxes	129,018	122,182	5.6%
Income after taxes	**204,639**	**183,784**	**11.3%**
Equity in earnings (losses) from associates	(8,279)	(23,645)	(65.0%)
Equity in earnings (losses) from discontinued Operations of associates	0	0	n/a
Minority interests	11,672	(25)	n/a
Net income	**208,032**	**160,114**	**29.9%**
Other information			
Operating margin	16.7%	16.6%	0.1 pp
EBITDA (1)	**549,405**	**532,535**	**3.2%**
EBITDA margin	**26.7%**	**27.6%**	**(0.9 pp)**
Goodwill amortisation in Operating Expenses	28,883	39,795	(27.4%)
Goodwill amortisation in Associates	13,293	17,025	(21.9%)
Total Goodwill Amortisation	**42,176**	**56,820**	**(25.8%)**
Booking information by Category (2)			
Air bookings	**380,550**	**356,393**	**6.8%**
Non air bookings	30,659	29,078	5.4%
Amadeus Germany Leisure bookings	42,868	36,338	18.0%
Total non air bookings	**73,527**	**65,416**	**12.4%**
Total Bookings	**454,077**	**421,809**	**7.6%**
Total Bookings excluding Amadeus Germany Leisure bookings	**411,209**	**385,471**	**6.7%**
Booking information by Region (2)			
North America (3)	**37,641**	**36,948**	**1.9%**
Europe	269,404	257,733	4.5%
Amadeus Germany Leisure bookings	42,868	36,338	18.0%
Total Europe	**312,272**	**294,071**	**6.2%**
Rest of the world (ROW)	**104,164**	**90,790**	**14.7%**
Total Bookings	**454,077**	**421,809**	**7.6%**

(1) EBITDA calculated as follows: operating income + operating depreciation and amortisation.

(2) These number of bookings are net of cancellations made as of the end of the applicable period and before any estimate of future cancellations of bookings outstanding (such as for bookings not yet used or cancelled). In thousands of bookings.

(3) North America includes: USA, Canada & Pacific Islands.

aMaDEUS

SEC Reference No. 82-5173

RECEIVED 2005 FEB 15 A 8:50 OFFICE OF INTERNATIONAL CORPORATE FINANCE

PRESS RELEASE

Fourth Quarter/Full Year 2004 Results†
(For the period to 31 December 2004)

Amadeus exceeds EUR 2 billion revenue in 2004

Net income up by 29.9%, to EUR 208 million
Total reservations increase by 7.6% year-on-year to over 454 million

Commenting on the results, **Amadeus President and CEO José Antonio Tazón** said:

"In 2004 Amadeus continued to grow its core reservation and distribution business while at the same time making significant progress with the steady diversification into airline IT solutions and e-commerce. In terms of overall revenue for the year we passed the milestone of EUR 2 billion for the first time.

"Total booking revenue rose by 5.4%, while other revenue, including IT Services and e-commerce rose by 10.5%. Net income grew by 29.9% to EUR 208 million, in line with our forecast.

"Amadeus' 2004 overall bookings grew by 7.6%, an increase we were able to accomplish thanks to our presence in 217 markets around the world, especially in the strong growth regions of Asia Pacific, Middle East & Africa and Eastern Europe.

"Beyond air reservations, other travel provider bookings grew by 5.4%‡ overall, including an increase of 11.2% in hotel bookings and a significant 65.2% in cruise reservations. Online bookings grew 53% to 42.7 million, now representing 10.4% of our total bookings volume‡.

"Overall, our continued focus on minimising cost, and maximising the value of our services to our diversifying customer base, has led us to deliver a solid financial performance for the year 2004."

Contact details:

Edward P. Ross
Corporate and Marketing Communication
Amadeus
Tel. : +34 91 582 0160
Fax : +34 91 582 0188
E-mail : externalcommunication@amadeus.net
Web : www.amadeus.com

Alejandra Moore Mayorga
Grupo Albión
Tel. : +34 91 531 23 88
Mobile : +34 670 799 335
E-mail : amoore@grupoalbion.net

† Based on International Accounting Standards (IAS); 2004 figures unaudited
‡ Excluding German leisure bookings

Madrid, 10 February 2005: **Amadeus (AMS: Madrid, ISIN ES0109169013), the travel industry technology provider and leading Global Distribution System (GDS), has today reported its fourth quarter and full year results for the period ended 31 December 2004.**

Full Year 2004 Results (to 31 December 2004)

(in million EUR)	**2004**	**2003**	**Growth %**
Total Bookings (millions)	454.1	421.8	7.6%
Revenue	2,056.7	1,929.0	6.6%
EBITDA (1)	549.4	532.5	3.2%
Net income	208.0	160.1	29.9%

(1) EBITDA = operating income + operating depreciation and amortisation

Total **revenue** for the year to 31 December 2004 was EUR 2,056.7 million, an increase of 6.6% on 2003. Booking revenue in the period grew by 5.4% or EUR 78.1 million and non-booking revenue rose by 10.5% to EUR 523.2 million compared with 2003.

Total **bookings** for the year were 454.1 million, an increase of 7.6% on the previous year.

Non-air reservations grew by 5.4%‡, with notable increases in Hotel (+11.2%) and in Cruise (+65.2%).

Online bookings grew 53% to 42.7 million year-on-year, representing 10.4% of our total volume‡, up 3.2pp from last year.

Operating income for 2004 was EUR 343.4 million representing an increase of 7.1% over 2003. **EBITDA** for the full year was EUR 549.4 million, an increase of 3.2% on 2003.

2004 **net income** increased by 29.9% to EUR 208.0 million.

Excluding the consolidation of Opodo's financial results, Amadeus' **EBITDA** and **net income** were EUR 570.3m and EUR 216.8m respectively.

Fourth Quarter 2004 Results (1 October to 31 December 2004)

(in million EUR)	**Q4 2004**	**Q4 2003**	**Growth %**
Bookings (millions)	106.7	103.7	2.9%
Revenue	493.2	475.6	3.7%
EBITDA (1)	98.0	123.3	-20.5%
Net income	30.0	27.8	7.9%

(1) EBITDA = operating income + operating depreciation and amortisation

Total **revenue** for the fourth quarter ended 31 December 2004 was EUR 493.2 million, an increase of 3.7% over the same period in 2003. Booking revenue in the quarter increased by 2.0% to EUR 358.6 million, while non-booking revenue rose by 8.4% to EUR 134.6 million over the same period in 2003.

Overall **bookings** for the period were 106.7 million, an increase of 2.9% over the final quarter of 2003.

Operating income was EUR 39.9 million, which was 40.9% down when compared to the fourth quarter in 2003, due in part to the consolidation of results from Opodo.

Amadeus fourth quarter results showed a year-on-year increase of 7.9% at **net income** level, reaching EUR 30m, in line with our forecast.

As expected following our acquisition of Opodo, **EBITDA** was impacted when compared with fourth quarter 2003 results. **Excluding** the consolidation of **Opodo's** financial results, Amadeus' **EBITDA** and **net income** were EUR 110.5m, and EUR 35.2m respectively.

---

‡ Excluding German leisure bookings

Fourth Quarter 2004 – Operating Highlights

During the fourth quarter, Amadeus announced its 2005 value-based pricing for distribution services offered to airlines. Effective 1 January 2005, the company introduced its enhanced pricing scheme which further recognises airlines' diverse commercial strategies and the different benefits that the GDS channel brings to airlines today.

Travel Distribution (to travel agents and airline sales offices)

- The state airline **TRANSPERU** signed for the distribution of its flights through the more than 330,000 terminals of Amadeus, currently located in some 67,000 travel agencies and some 10,000 airline sales offices around the world.
- The newly created Spanish long haul carrier, **Air Madrid**, is now distributing its seats through the Amadeus System in a move designed to increase its distribution channels, previously restricted to its own offices and website, and to enable travel agencies to book with the carrier. Over 8,000 Spanish travel agencies connected to SAVIA Amadeus and 67,000 travel agencies using Amadeus worldwide can now access Air Madrid flight information and make bookings directly through the Amadeus system.
- **United Airlines** web fares for all flights sold in the US, Puerto Rico, the US Virgin Islands, Canada and Mexico were made available to travel agents through the Amadeus System.
- All of **Delta Air Lines'** published fares, including its web fares, will be available via Amadeus. US travel agents will be able to book web fares on all Delta Air Lines flights originating in the US. This brings the total number of airlines distributing all of their published fares, including web fares, to five: **Delta Air Lines, Continental Airlines, United Airlines, Northwest Airlines** and **US Airways.**
- At the end of Q4 2004, **Amadeus Vista**, the first universal browser-based point of sale platform for travel professionals, had been deployed at 94,000 points of sale around the world. Amadeus Vista provides travel agents with operational excellence and efficiencies, enabling increased agent sales productivity while reducing operational costs.
- Amadeus officially announced the opening of a new **NMC** (National Marketing Company) in **Jordan** based in the capital Amman.
- On 30 December, Amadeus acquired Air France's 66% stake in **Amadeus France SNC,** raising its shareholding from 34% to 100%.

Cars

- **Vantis**, the US-based representation company, upgraded **Midway** and **U-Save** to **Amadeus Complete Access**.
- During the fourth quarter, Amadeus signed two agreements that will take the number of car rental companies on **Amadeus Complete Access Plus**, the highest level of connectivity, to 14, by mid-2005.
  - **Atesa Rent a Car** has agreed to launch in Amadeus Complete Access during the first quarter 2005, with a planned upgrade to Amadeus Complete Access Plus during the second quarter.
  - **Fox Rent-A-Car** has signed the Amadeus Complete Access Plus agreement, which will be implemented in the second quarter 2005.

Cruise

- Amadeus signed an agreement with **BlueWave Solutions** to include the **Amadeus Cruise API** in its suite of online solutions for specialist cruise travel agencies.
- Amadeus has signed an agreement with the **Cruise Planners** consortium of travel agents bringing 100 specialist cruise agents to **Amadeus Cruise**.
- In the UK more than 50 travel agents signed for **Amadeus Cruise** during 2004, generating an increase of over 300 per cent in UK derived Cruise bookings.

Hotels

- **Amadeus Hotels** bookings finished the year 11.2% up on 2003.
- **Envergure**, representing 280 properties and the value-brand of **Louvre Hotels**, Europe's second largest hotel company, is now available on the Amadeus System.
- The following hotel companies - **Value Inn**, **Preferred Hotels**, **Millennium & Copthorne** and **Reserve Bookings** - have signed for **Amadeus Dynamic Access**.
- **Rosewood Hotels** has been implemented in **Amadeus Dynamic Access**. Over 100 hotel brands are now available on Amadeus Dynamic Access.
- The increase of Amadeus' ownership in **Optims**, the leading supplier of IT services to the hospitality industry, to 97% in December paves the way for full integration of Optims hotel property management technology with Amadeus.

Insurance

- Combined sales of **Amadeus Insurance** in **India** and **Thailand** increased by 90.5% in the quarter.
- Since October 2004, all ERV-licensed travel agents in Germany have been using the **Amadeus Insurance** application through Amadeus' platform in Germany.

Rail

- Amadeus bookings from **SNCF** grew 11.5% in the fourth quarter 2004 compared to 2003.
- UK rail bookings through Amadeus ended the year with **almost 100% growth** on 2003.

E-Commerce (Amadeus e-Travel)

- **Amadeus e-Travel** bookings grew by 72.9% for the full year 2004 compared with 2003 and **45.8%** during the fourth quarter 2004, compared with the same period in 2003.
- **Amadeus e-Travel Planitgo** processed record bookings on behalf of e-Travel's over 60 airline customers and showed 72% growth year-on-year in 2004 and 42% growth compared with the fourth quarter 2003.
- **Amadeus'e-Travel Planitgo** was voted **"World's Leading Internet Booking Engine"** by the World Travel Association, recognising it as the airline industry's internet booking engine of choice.
- In Latin America, the Uruguayan airline **Uair** has chosen **Amadeus'e-Travel Planitgo** as its web-based travel-booking engine. Amadeus e-Travel has more than doubled bookings processed by Planitgo for the region's airlines in 2004.
- Following the five-year agreement between **Air Canada** and Amadeus to provide online booking technology and services in June, Air Canada's booking website, Aircanada.com successfully migrated to the Amadeus e-Travel Planitgo booking engine, which includes **Planitgo Flex Pricer [Calendar]**, the global faring technology that offers passengers the most fares - across different fare classes, times and dates - on a single screen.
- **Amadeus e-Travel Aergo**, e-Travel's global corporate booking solution, experienced 76% full year-on-year growth in 2004, with the fourth quarter showing 61% bookings growth with customers like **Thales**, an international electronics and systems group, serving defence, aerospace, services and security markets and **Siam Cement**, Thailand's largest industrial conglomerate.
    - The **CNFPT** (Centre National de la Fonction Publique Territoriale), an organisation entrusted with the management of training for government officials in France, has chosen **e-Travel Aergo** to manage the business travel of its 2,000 employees in a cost and time effective way. Governments in Denmark and Sweden are also using Aergo.
- **SAP Travel Management**, powered by e-Travel, experienced 50% booking growth in 2004, thanks to growing adoption and new corporate customers, like **Woodside Energy**, Australia's leading oil and gas exploration and production company that has signed up for this solution, helping them to save on direct and indirect travel costs. It is fully integrated into the corporations' Enterprise Resource Planning environment.
- **amadeus.net**, the only free unbiased website for airlines' schedule information, attracted 53% more visitors with a total of 44 million page views compared to the previous year.

Airline IT Services

- **Qantas**, Australia's largest domestic and international airline, migrated successfully to Altéa Plan, and is now processing its yield, pricing and inventory through Amadeus.
- **South African Airways** signed a letter of intent for the provision of **Altéa**, Amadeus' new generation Customer Management Systems, to help the airline streamline its operations and maximise customer value.
- Amadeus continues the successful development of the **Amadeus Altéa Customer Management Systems**, which will be implemented by **British Airways, Qantas, Finnair, dba** and **South African Airways**.
- **Air Madrid** signed for **Altéa Sell**, Amadeus' sales and reservation platform, which means that the carrier also uses Amadeus as its own booking system in its sales offices and call centres. This brings **Amadeus Altéa Sell** customers to 149 airlines.
- In the fourth quarter, Amadeus consolidated its market leadership position in the area of **electronic ticketing**. Amadeus today provides e-ticketing hosting for 16 carriers with 88 interlining agreements implemented.

-END-

Note

This document contains certain forward-looking statements and information that are based on the current expectations of the Company's management as well as assumptions based on information available to the Company. Such statements reflect the current views of the Company, or its management, with respect to future events and are subject to certain risks, uncertainties and assumptions that could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements of the Company, that may be expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these statements. The Company does not intend, and does not assume any obligation, to update or revise forward-looking statements set forth in this document, whether on the basis of new information, future events or otherwise.

Notes to the editors:

Amadeus (MAD: AMS)

Amadeus is the leading global distribution system (GDS) and technology provider, serving the marketing, sales and distribution needs of the world's travel and tourism industries. Its comprehensive GDS data processing centre serves over 66,000 travel agency locations and some 10,000 airline sales offices, totalling around 330,000 points of sale located in over 215 markets worldwide.

Through the Amadeus GDS, travel agencies and airline offices can make bookings on 95 per cent of the world's scheduled airline seats. The system also provides access to over 53,400 hotel properties, some 45 car rental companies serving over 29,000 locations, as well as ferry, rail, cruise, tour operators and insurance companies.

Amadeus is a leading IT solutions provider to the airline industry; 149 airlines use Amadeus' Altéa Sell as the sales and reservation system in their offices, to provide passengers with superior and seamless service at optimal cost.

Amadeus' new generation Customer Management Solutions include Altéa Plan (inventory management system) and Altéa Fly (departure control system). British Airways, Qantas and Finnair are the first customers to implement these solutions.

e-Travel, Amadeus' e-commerce business unit, is the global leader in online travel technology and corporate travel management solutions. It services travel agencies in 90 countries, and powers the websites of over 260 corporations and more than 60 airlines and hotels.

Amadeus is headquartered in Madrid, Spain and quoted on the Madrid, Paris and Frankfurt stock exchanges. The Amadeus data centre is in Erding (near Munich), Germany and its principal development offices are located in Sophia Antipolis (near Nice), France.

The company has 5,300 employees worldwide, representing 95 nationalities.

More information about Amadeus is available at: www.amadeus.com

Selected Financial Information and Operating Statistics
For the quarter and twelve-month period ended 31 December 2004

Figures in million euros	Q4 2004	Q4 2003	% Growth	Full Year 2004	Full Year 2003	% Growth
Revenues	**493.2**	**475.6**	**3.7%**	**2,056.7**	**1,929.0**	**6.6%**
Operating expenses [(1)]	395.2	352.3	12.2%	1,507.3	1,396.5	7.9%
EBITDA	**98.0**	**123.3**	**(20.5%)**	**549.4**	**532.5**	**3.2%**
Depreciation & Amortisation	48.8	44.8	8.8%	177.1	172.1	2.9%
Operating Goodwill Amortisation	9.3	10.9	(15.3%)	28.9	39.8	(27.4%)
EBIT	**39.9**	**67.5**	**(40.9%)**	**343.4**	**320.6**	**7.1%**
Net financial income / (expense)	(6.1)	(5.4)	11.9%	(10.2)	(17.6)	(42.5%)
Other non operating	(0.5)	0.4	n/a	0.4	3.0	(86.7%)
Income before income taxes	33.4	62.5	(46.7%)	333.7	306.0	9.1%
Income taxes	8.9	23.6	(62.1%)	129.0	122.2	5.6%
Income after taxes	24.4	38.9	(37.3%)	204.6	183.8	11.3%
Associates - Operating Results	1.2	(5.6)	n/a	5.0	(6.6)	n/a
Associates - Goodwill	(2.4)	(5.5)	(57.2%)	(13.3)	(17.0)	(21.9%)
Associates	(1.1)	(11.2)	(89.7%)	(8.3)	(23.6)	(65.0%)
Minority interests	6.7	0.0	n/a	11.7	(0.0)	n/a
Net Income	**30.0**	**27.8**	**7.9%**	**208.0**	**160.1**	**29.9%**
EPS	**0.05**	**0.05**	**7.8%**	**0.36**	**0.28**	**29.5%**
EBITDA margin	19.9%	25.9%	(6.1) p.p.	26.7%	27.6%	(0.9) p.p.
EBIT margin	8.1%	14.2%	(6.1) p.p.	16.7%	16.6%	0.1 p.p.
Net Income margin	6.1%	5.8%	0.2 p.p.	10.1%	8.3%	1.8 p.p.
Effective tax rate	26.8%	37.7%	(11) p.p.	38.7%	39.9%	(1.3) p.p.

(1) Operating expenses excludes depreciation, and amortisation of intangibles and goodwill

Bookings details
For the quarter and twelve-month period ended 31 December 2004

Figures in thousands	Q4 2004	Q4 2003	% Growth	Full Year 2004	Full Year 2003	% Growth
Bookings by Type						
Air	88,219	85,766	2.9%	380,550	356,393	6.8%
Non - Air	8,412	7,733	8.8%	30,659	29,078	5.4%
Bookings by Region						
North America	7,740	8,238	(6.0%)	37,641	36,948	1.9%
Europe	64,066	62,466	2.6%	269,403	257,733	4.5%
Rest of the World	24,824	22,795	8.9%	104,164	90,790	14.7%
Bookings by Channel						
Travel Agency (Indirect)	74,525	71,938	3.6%	321,155	302,040	6.3%
Direct[(1)]	22,106	21,561	2.5%	90,053	83,432	7.9%
Traditional vs E-Commerce						
Traditional	86,431	86,235	0.2%	368,488	357,609	3.0%
E-Commerce	10,200	7,264	40.4%	42,721	27,863	53.3%
Bookings excl. German Leisure	**96,631**	**93,499**	**3.3%**	**411,209**	**385,471**	**6.7%**
German Leisure Bookings	10,083	10,217	(1.3%)	42,868	36,338	18.0%
Total Bookings	**106,714**	**103,716**	**2.9%**	**454,077**	**421,809**	**7.6%**

(1) Airport Ticket Offices / City Ticket Offices and Airline websites

amadeus

TO THE SPANISH NATIONAL SECURITIES MARKET COMMISSION

(FREE TRANSLATION)

Mr. Jacinto Esclapés Díaz, Vice-Secretary of the Board of Directors of Amadeus Global Travel Distribution, S.A., with registered offices at Salvador de Madariaga, nº 1, Madrid, in accordance with Article 82 of the Spanish Securities Market Law (Ley 24/1988, de 28 de julio, del Mercado de Valores), informs on the following

RELEVANT FACT

The reference shareholders of Amadeus, Air France, Lufthansa and Iberia have informed the Company of their selection of the proposal from BC Partners and Cinven to launch, together with them, a public tender offer over 100 per cent of Amadeus shares at a price of EUR 7.35 per share, with the final objective of de-listing the Company from the Stock Market. For further detail, please refer to the relevant fact filed today with the CNMV by the reference shareholders.

Madrid, 12th January 2005

Jacinto Esclapés Díaz
AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S. A.
SALVADOR DE MADARIAGA 1
28027 MADRID
SPAIN
T + 34 915 820 100
F + 34 915 820 144
+ 34 915 820 133

amadeus

TO THE SPANISH NATIONAL SECURITIES MARKET COMMISSION

(FREE TRANSLATION)

Mr. Jacinto Esclapés Díaz, Vice-Secretary of the Board of Directors of Amadeus Global Travel Distribution, S.A., with registered offices at Salvador de Madariaga, nº 1, Madrid, in accordance with Article 82 of the Spanish Securities Market Law (Ley 24/1988, de 28 de julio, del Mercado de Valores), informs on the following

RELEVANT FACT

Amadeus has started negotiations with Iberia Líneas Aéreas de España, S.A, its shareholder of reference, to acquire the remaining 66% of the shares of SAVIA AMADEUS, the National Marketing Company for Spain and Portugal. The maximum price of the transaction will be about Euro 82.5 million in cash, plus/minus net debt and working capital adjustments at closing.

This transaction is subject to negotiation between the parties and fulfillment of legal requirements.

Madrid, 28th January 2005

Jacinto Esclapés Díaz
AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S. A.
SALVADOR DE MADARIAGA 1
28027 MADRID
SPAIN
T + 34 915 820 100
F + 34 915 820 144
+ 34 915 820 133

SEC
Reference No. 82-5173

amadeus

TO THE SPANISH NATIONAL SECURITIES MARKET COMMISSION

(FREE TRANSLATION)

Mr. Jacinto Esclapés Díaz, Vice-Secretary of the Board of Directors of Amadeus Global Travel Distribution, S.A., with registered offices at Salvador de Madariaga, n° 1, Madrid, in accordance with Article 82 of the Spanish Securities Market Law (Ley 24/1988, de 28 de julio, del Mercado de Valores), informs on the following

RELEVANT FACT

Opodo, the pan-European online travel company majority owned by Amadeus, has today announced the acquisition of the French tour operating company Karavel for €60 million in cash.

Karavel is the owner of Promovacances, a leading online travel company in France, whose core expertise is in the pre-packaged holiday market.

The closing of the transaction is subject to regulatory approval in France.

Madrid, 2nd February 2005

Jacinto Esclapés Díaz
AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

INSCRITA EN EL REGISTRO MERCANTIL DE MADRID. TOMO 8906, GENERAL 7760 DE LA SECCIÓN 3ª DEL LIBRO DE SOCIEDADES. FOLIO 15. HOJA 84.913-1 - CIF / VAT: ES-A78876919

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S. A.
SALVADOR DE MADARIAGA 1
28027 MADRID
SPAIN
T + 34 915 820 100
F + 34 915 820 144
+ 34 915 820 133